SCMP GROUP

082-03327

RECEIVED

2010 JUL -1 A 4:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line 852 2680 8805
Direct Fax 852 2680 8860



BY REGISTERED POST

22 June 2010

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Adoption of New Chinese Name and Change of Chinese Stock Short Name

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

7/1

CoSec\Correspondence\announcement-distribution – adoption of new Chinese name 2010.doc

SCMP Group Limited

南華早報集團有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)

ADOPTION OF NEW CHINESE NAME AND CHANGE OF CHINESE STOCK SHORT NAME

The board of directors (the "Board") of SCMP Group Limited (the "Company") is pleased to announce that a Certificate of Registration of Change of Corporate Name of Non-Hong Kong Company was issued by the Registrar of Companies in Hong Kong on 15 June 2010 confirming the registration of the new Chinese name "南華早報集團有限公司" under Part XI of the Companies Ordinance. Accordingly, "南華早報集團有限公司" has replaced "SCMP集團有限公司" as the new Chinese name of the Company for identification purpose only.

The Chinese stock short name for trading in the shares of the Company on the Stock Exchange will be changed from "SCMP 集團" to "南華早報集團" with effect from 9:30 a.m. on 24 June 2010. The English stock short name "SCMP GROUP" and the stock code of the Company "583" remain unchanged.

Reference is made to the Company's announcement dated 22 March 2010, the Company's circular dated 16 April 2010 (the "Circular") and the Company's announcement dated 24 May 2010 in relation to, among other things, the adoption of new Chinese name of the Company for identification purpose only. Unless the context otherwise requires, capitalised terms used herein shall have the same meanings as those defined in the Circular.

ADOPTION OF NEW CHINESE NAME

Following the Shareholders' approval of the adoption of "南華早報集團有限公司" as the new Chinese name of the Company for identification purpose only at the Annual General Meeting on 24 May 2010, the Board is pleased to announce that a Certificate of Registration of Change of Corporate Name of Non-Hong Kong Company was issued by the Registrar of Companies in Hong Kong on 15 June 2010 confirming the registration of the new Chinese name "南華早報集團有限公司" under Part XI of the Companies Ordinance. Accordingly, "南華早報集團有限公司" has replaced "SCMP集團有限公司" as the new Chinese name of the Company for identification purpose only.

CHANGE OF CHINESE STOCK SHORT NAME

The Chinese stock short name for trading in the shares of the Company on the Stock Exchange will be changed from "SCMP 集團" to "南華早報集團" with effect from 9:30 a.m. on 24 June 2010. The English stock short name "SCMP GROUP" and the stock code of the Company "583" remain unchanged.

EFFECT OF THE ADOPTION OF NEW CHINESE NAME

The adoption of the new Chinese name of the Company will not affect the rights of any Shareholders. All existing share certificates in issue bearing only the English name of the Company will continue to be evidence of title to the Shares and valid for trading, settlement and delivery for the same number of Shares. The Company will not issue any replacement share certificates as a result of the adoption of the new Chinese name. Any issue of new share certificates will bear only the English name of the Company.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 21 June 2010

As at the date of this announcement, the Board comprises:

Non-executive Directors
Dr. David J. Pang (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Tan Sri Dr. Khoo Kay Peng and Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli, Dr. Fred Hu Zu Liu, Dr. The Hon. Sir David Li Kwok Po and Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong

* *For identification purpose only*